SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, March 30, 2026 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Braskem, Petróleo Brasileiro S.A. – Petrobras (“Petrobrás”) and Ultrapar Participações S.A. (“Ultrapar”), jointly as debenture holders (“Debenture Holders”), and Refinaria de Petróleo Riograndense S.A. (“RPR” or “Issuer”).
Relationship with the issuer	RPR is owned by Braskem, Ultrapar and Petrobras, each holding 33.20% of its share capital, with the remaining 0.40% held by minority shareholders.
Purpose	4th Issue of Unsecured, Convertible Debentures, in Two Series, for private placement, issued by Refinaria de Petróleo Riograndense S.A., in the amount of BRL 451,300,173.78, of which R$450,000,000.00 corresponds to the debentures of the first series and R$1,300,173.78 corresponds to the debentures of the second series.

Key Terms and Conditions

Up to 15,324,854,157 debentures will be issued, with a unit par value of R$ 0.029449 on the issuance date.

In its capacity as Issuer, RPR undertakes the obligations relating to the filing of the relevant corporate acts, maintenance of the applicable records, delivery of the required notices, and implementation of the corporate measures necessary for the mandatory conversion of the debentures into shares by December 31, 2026.

Conversely, the Indenture imposes on the Debenture Holders, on an equal and non-discriminatory basis, the obligations to subscribe for and fully pay in the shares by March 25, 2026, to take part in the relevant corporate acts, and to comply with the restrictions and procedures applicable to any transfer of such shares

The Debenture Holders undertake to subscribe for and fully pay in all debentures of the First Series, in the same proportion as each holds in RPR’s share capital, and the minority shareholders may subscribe for and fully pay in the debentures of the second-series. If the minority shareholders do not subscribe to the second-series debentures, they will be canceled.

All debentures will be converted into shares issued by RPR, at the ratio of one common share for each first-series debenture and one preferred share for each second-series debenture, pursuant to the terms set forth in the Indenture.

Until their conversion into shares, the debentures will be remunerated at a rate of CDI + 5.5% per annum.

Transaction date	03.19.2026
Possible participation of the Counterparty, its Shareholders or Officers in the Issuer’s Decision-Making Process or in the Negotiation of the Transaction as Representatives of the Issuer

Negotiations were carried out with the Issuer regarding the commercial terms of the debenture indenture, particularly those related to the total amount to be paid in and possible future efforts towards a new issuance. Within the scope of the Debenture Holders, discussions were held regarding the commitments assumed, the respective payment schedules, and the interest rate applicable to the debentures, with the objective of preserving conditions consistent with market practices, even though this is a private placement.

The decision regarding the issuance was approved by Braskem’s Board of Directors, in accordance with the terms of the Shareholders’ Agreement.

Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate compensatory payment	This is a private debenture issuance, bearing interest at a rate of CDI + 5.5% per annum until the conversion of the debentures into shares. The rate negotiated with the Issuer and among the Debenture Holders reflects fair and equitable market conditions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.